January 13, 2005


Mail Stop 05-11

Lee Dodson, CEO
Radale Imports, Inc.
P.O. Box 1990
Rancho Santa Fe, CA 92067

Re:  File Number 0-49708

Dear Mr. Dodson

The staff has received a SECPS letter from J.H. Cohn LLP notifying the Chief Accountant of the Commission that the registrant`s auditor/client relationship with J.H. Cohn LLP has ceased. This letter is to inform you that the registrant should file an Item 4 Form 8-K immediately. The filing was due no later than the fourth business day following the date the relationship with J.H. Cohn LLP ceased.

Item 304 of Regulation S-B describes the disclosure requirements of the Item 4 Form 8-K. In order for the former accountants to submit to you the letter required by Item 304(a)(3) of Regulation S-B, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission.
The accountant`s letter should be filed with the Commission as an exhibit to the 8-K when initially filed or as a subsequent amendment thereto no later than 10 days after the initial Form 8-K was filed.

If you are unable to file a Form 8-K and letter from the former accountant, please contact the staff immediately to explain your extenuating circumstances. Direct any questions to Babette Cooper at
202-824-5069.

						Sincerely,


						Babette Cooper
						Staff Accountant
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE